SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.)*

Cel-Sci Corporation
(Name of Issuer)
Common Stock $.01 par value per share
(Title of Class of Securities)

150837409
(CUSIP Number)

October 1, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Koch Investment Group Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
     (a) [ ]
     (b) [ ]  (See Item 6)
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,754,818 shares of Common Stock
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            n/a
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,754,818 shares of Common Stock
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                n/a
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,754,818 shares of Common Stock
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.219%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
Cel-Sci Corporation (the "Corporation")
Item 1(b).	Address of Issuer's Principal Executive Offices:
8229 Boone Boulevard, Suite 802, Vienna, Virginia 22182.
Item 2(a).	Name of Person Filing:
Koch Investment Group Limited ("KIGL")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
4111 East 37th Street N., Wichita, Kansas 67220
Item 2(c).	Citizenship:
Delaware
Item 2(d).	Title of Class of Securities:
Common Stock, par value $.01 per share of the Company (the "Common Stock")
Item 2(e).	CUSIP Number:
150837409

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule13d-1(c), check this box. [X]
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,754,818 shares of Common Stock

(b)	Percent of class:

	7.219%	(based on 24,307,262 shares of Common Stock as reported in the Company's 10-Q filed by the Company on August 14, 2001)

(c)	Number of shares to which such person has:[1]

	(i)	Sole power to vote or direct the vote: 1,754,818 shares of Common Stock

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or to direct the disposition of: 1,754,818 shares of Common Stock

	(iv)	Shared power to dispose or direct the disposition of: -0-
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

____________________

1We beneficially own shares of Common Stock through our holdings of the shares of Common Stock, shares of Preferred Stock and two Warrants that permit us to acquire additional shares of Common Stock. The shares of Common Stock to which this Schedule pertains include 78,948 shares of Common Stock, 161,043 shares of Common Stock issuable upon exercise of a warrant and 1,514,827 shares of Common Stock issuable upon conversion of shares of Preferred Stock, but excludes 71,795 shares of Common Stock issuable upon exercise of a Warrant due to a limitation within the Warrant that restricts our ability to utilize our exercise rights to the extent that, giving effect to such exercise, we and our affiliates would beneficially own in excess of 4.999% of the shares of Common Stock outstanding following such exercise. We also note that the terms of the Preferred Stock and the second Warrant preclude us from utilizing our exercise rights (in the case of the Warrant) and conversion rights (in the case of the Preferred Stock) to the extent that such exercise or conversion (as the case may be) would result in us and our affiliates beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such exercise or conversion.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on the Parent Holding Company.

Not Applicable
Item 8.	Identification and Classification of Members of the Group.

Not Applicable
Item 9.	Notice of Dissolution of Group.

Not Applicable
Item 10.	Certification.

By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INVESTMENT GROUP LIMITED

By:	/s/ William Mohl
	By:	William Mohl
	Title:	Vice President